SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                     RYANAIR ANNOUNCE WINTER BARGAINS SALE!
                   GBP5 OFF ALL ONE-WAY FLIGHTS ON ALL ROUTES!

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 2nd November 04) announced its latest winter deals - GBP5 off every one-way flight on every route! The sale which begins today, runs until Midnight 11th November is available for booking on www.ryanair.com. Ryanair now operates 186 routes across 17 coutries.

Speaking today, Ryanair's Head of Sales & Marketing, Sinead Finn said:

     "We are delighted to announce this winter seat sale.  Ryanair's  fares are already the cheapest in Europe and now we are making them even cheaper with GBP5/EUR5 off every one-way flight - on every Ryanair route! This means even more money in your wallet for your trip wherever it may be -
     Paris, Stockholm, Milan or Rome - with Ryanair's 186 routes the possibilities are endless!"

     "As always demand for these seats will be enormous so we are urging people to get online and get booking immediately on www.ryanair.com". "And remember, anyone booking during this period and travelling before 21st December will automatically be entered into our 100th million passenger celebratory draw to win EUR100,000!"

GBP5/EUR5 OFF SALE OFFER DETAILS:

Booking period:               Today - Midnight 11th Nov
Travel period:                9th November - 10th Feb
Advance Purchase              7 Days
Blackout Period:              16th Dec - 5th Jan
Terms and conditions apply - see www.ryanair.com for full details

Ends:                          Tuesday, 2nd November 2004
For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 November 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director